Mail Stop 4561

March 19, 2008

By U.S. Mail and facsimile to (410) 641-2096.

Jennifer G. Hawkins
Treasurer and Principal Financial Officer
Calvin B. Taylor Bankshares, Inc.
24 North Main Street
Berlin, MD 21811

> **Re: Calvin B. Taylor Bankshares, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 13, 2007**
> **File No. 000-50047**

Dear Ms. Hawkins:

We have completed our review of your Form 10-K and have no further comments.

Sincerely,

Kevin W. Vaughn
Branch Chief